UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*
Somaxon Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

Title of Class of Securities)
834453 10 2

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	834453 10 2	13 G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Venture Partners III, L.P. IRS No. 20-1943842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		866,106 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

866,106 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

866,106 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.69%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P., a Delaware limited partnership ("PVP III"), Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III,” together with PVP III, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 18,452,765 shares of the Common Stock outstanding (as of November 5, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2007.

Page 2 of 7 Pages

CUSIP No.	834453 10 2	13 G	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Management Co. III, L.L.C. IRS No. 20-1943809

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		866,106 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

866,106 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

866,106 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.69%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 18,452,765 shares of the Common Stock outstanding (as of November 5, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2007.

Page 3 of 7 Pages

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Somaxon Pharmaceuticals, Inc. (the “Issuer”).
Item 1
(a)	Name of Issuer: Somaxon Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3721 Valley Centre Drive, Suite 500 San Diego, CA 92130
Item 2
(a)	Name of Person(s) Filing:
Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)
(b)	Address of Principal Business Office:
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

(c)	Citizenship:

	Entities:	PVP III	-	Delaware, United States of America
		PMC III	-	Delaware, United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 834453 10 2
Item 3           Not applicable.

Page 4 of 7 Pages

Item 4             Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Prospect Venture
Partners III, L.P.	866,106	0	0	866,106	0	866,106	866,106	4.69%

Prospect Management
Co. III, L.L.C. (1)	0	0	0	866,106	0	866,106	866,106	4.69%

(1)	PMC III serves as the sole general partner of PVP III. PMC III owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum serve as Managing Directors of PMC III and share voting and dispositive power over the shares held by PVP III.

(2)	This percentage is calculated based upon 18,452,765 shares of the Common Stock outstanding (as of November 5, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 8, 2007.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 5 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

PROSPECT VENTURE PARTNERS III, L.P.

By: Prospect Management Co. III, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

Exhibit(s)

99.1 — Joint Filing Statement

Page 6 of 7 Pages

Exhibit 99.1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Somaxon Pharmaceuticals, Inc.

EXECUTED this 13th day of February, 2008.

PROSPECT VENTURE PARTNERS III, L.P.

By: Prospect Management Co. III, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

Page 7 of 7 Pages